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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 1)

                     Ben Franklin Retail Stores, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.01 per
               share                               081499 10 5
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen E. Jacobs, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                         New York, New York 10153
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 22, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [x].


Check the following box if a fee is being paid with the statement   [x].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                            (Page 1 of 8 Pages)
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 CUSIP No. 081499 10 5                   13D         Page 2 of 8 Pages


     1     NAME OF REPORTING PERSON:        Estrin Equities Limited
                                            Partnership

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                                  (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:     NA

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF            Maryland
           ORGANIZATION:

    NUMBER OF        7   SOLE VOTING POWER:          116,103
      SHARES

   BENEFICIALLY      8   SHARED VOTING POWER:         -0-
     OWNED BY

       EACH          9   SOLE DISPOSITIVE POWER:      116,103
    REPORTING

    PERSON WITH     10  SHARED DISPOSITIVE POWER:     -0-


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY      116,103
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
           SHARES:

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     2.13%

    14      TYPE OF REPORTING PERSON:          PN




                              Page 2 of 8 Pages
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 CUSIP No. 081499 10 5                   13D         Page 3 of 8 Pages


     1     NAME OF REPORTING PERSON:        Melvyn J. Estrin

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:     NA

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [_]
           PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF            United States of America
           ORGANIZATION:

    NUMBER OF        7   SOLE VOTING POWER:          68,498*
      SHARES

   BENEFICIALLY      8   SHARED VOTING POWER:         -0-
     OWNED BY

       EACH          9   SOLE DISPOSITIVE POWER:      68,498*
    REPORTING

    PERSON WITH     10  SHARED DISPOSITIVE POWER:     -0-


    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY      68,498*
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [_]
           SHARES:

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      1.25%*

    14      TYPE OF REPORTING PERSON:          IN



                              Page 3 of 8 Pages
                       *See Item 5 of this Statement
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     ITEM 1.   SECURITY AND ISSUER.
               -------------------
          This Amendment No. 1 amends and supplements the Statement on
     Schedule 13D filed with the Securities and Exchange Commission on October 10, 1995 (the "Schedule 13D") by Estrin Equities Limited Partnership ("Estrin Equities") and Melvyn J. Estrin with respect to the common stock, par value $.01 per share (the "Ben Franklin Shares"), of Ben Franklin Retail Stores, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 E. North Avenue, Carol Stream, Illinois 60188-2168. Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
               ------------------------------------
          (a) As of this Amendment No. 1, Estrin Equities owned 116,103 Ben Franklin Shares, representing approximately 2.13% of the outstanding Ben Franklin Shares (based on 5,462,750 outstanding Ben Franklin Shares as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (the "Outstanding Shares")), and Mr. Estrin owned 68,498 (90 Ben Franklin Shares of which are held through Mr. Estrin's account in FoxMeyer Corporation's 401(k) plan and 3,013 of which are held by two trusts for which Mr. Estrin is trustee), representing approximately 1.25% of the Outstanding Shares. In addition, Mr. Estrin has options to acquire 118,000 Ben Franklin Shares, one-third of which become exercisable on February 9, 1997, one-third of which become exercisable on February 9, 1998, and one-third of which become exercisable on February 9, 1999. Assuming all of such options were exercised, Mr. Estrin would own Ben Franklin Shares representing 3.41% of the Outstanding Shares.

          (b) Each of Estrin Equities and Mr. Estrin has sole power to dispose or to direct the disposition and to vote or direct the voting of the Ben Franklin Shares each received in the Distribution. The Ben Franklin Shares held by Estrin Equities are subject to margin agreements with Jefferies & Co. Inc. ("Jefferies"), Legg, Mason, Wood, Walker, Incorporated ("Legg Mason"), Donaldson, Lufkin & Jenrette Securities, Inc. ("DLJ") and Smith, Barney Inc. ("Smith Barney," and together with Jefferies, Legg Mason and Smith Barney, the "Brokers") with terms customary to such agreements. The Ben Franklin Shares held by Mr. Estrin are subject to a margin agreement with Jefferies, with terms customary to such agreements.

          (c) Information concerning transactions in Ben Franklin Shares during the past 60 days is set forth on Exhibit 1 attached


                              Page 4 of 8 Pages


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     hereto and incorporated herein by reference.  The transactions in the
     Ben Franklin Shares set forth on Exhibit 1 hereto were effected by the Brokers to cover margin accounts with Estrin Equities.

          Except as set forth in this Item 5 and Exhibit 1 hereto, there were no transactions in securities of the Issuer by any of the Reporting Persons during the past 60 days.

          (d)  Inapplicable.

          (e)  Inapplicable.


     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------
          Information concerning transactions in Ben Franklin Shares during the past sixty days is filed herewith on Exhibit 1 to this Schedule 13D.

                                Page 5 of 8 Pages


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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated:  July 26, 1996


                              ESTRIN EQUITIES LIMITED PARTNERSHIP

                                   By:  HSG Acquisition Co.
                                        (general partner)

                                   By:  /s/ MELVYN J. ESTRIN
                                        ---------------------------
                                        Melvyn J. Estrin, President




                                        /s/ MELVYN J. ESTRIN
                                        ---------------------------
                                        Melvyn J. Estrin



                              Page 6 of 8 Pages

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                                  EXHIBIT INDEX

     Exhibit No.                  Document                  Page No.
     -----------                  --------                  --------

          1                   Information concerning
                              transactions in Ben Franklin
                              Shares during the past sixty
                              days is filed herewith on
                              Exhibit 1 to this Schedule
                              13D.




                              Page 7 of 8 Pages


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